I.    NAMED INSURED:          Shepherd Large Cap Growth Fund

II.   INSURED ADDRESS:        35955 Huntland Farm Road
                              Middleburg, VA 20117

III.  INSURING COMPANY:       Hartford Fire Insurance Company

IV.   BOND FORM:              Financial Institutions
                              Investment Company Bond

V.    BOND PERIOD:            From: 09/22/2007 To: 09/22/2008

VI.   BOND NUMBER:            FI 0237167

VII.  OPTION(S):


                  COVERAGES                    Limit of Liability*  Deductible**
  I.       Employee                              $ 175,000          $     5,000
  II.      Premises                              $ 175,000          $     5,000
  III.     Transit                               $ 175,000          $     5,000
  IV.      Forgery or Alteration                 $ 175,000          $     5,000
  V.       Securities                            $ 175,000          $     5,000
  VI.      Counterfeit Currency                  $ 175,000          $     5,000
  VII.     Computer Systems Fraudulent Entry     $ 175,000          $     5,000
  VIII.    Voice Initiated Transaction           $ 175,000          $     5,000
  IX.      Telefacsimile Transfer Fraud          $ 175,000          $     5,000
  X.       Uncollectible Items of Deposit        $  25,000          $     1,000
  XI.      Audit Expense                         $  25,000          $     1,000
  XII.     Stop Payment                          $  25,000          $     1,000
  XIII.    Unauthorized Signatures               $  25,000          $     1,000
           Optional Coverages:



Annual Premium    $ 1,070

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company".

*        Limit of Liability: In excess of the Deductible.
**       Deductible: Each Claim.
***      Statutory taxes, fees and/or guarantee fund taxes and other applicable specific premium surcharges are separate and in addition to the indicated premium.


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                    ANNUAL RENEWAL OF FIDELITY BOND COVERAGE


RESOLVED,         that, the fidelity bond attached  hereto is determined to be in compliance with Rule 17g-1 of the 1940 Act and accordingly is hereby approved; and

RESOLVED,         that Paul Dietrich is hereby designated as the officer of the
                  Fund who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 of the 1940 Act; and

RESOLVED,         that, director Douglas W. Powell, being the only director who is an "interested person" of the Fund, hereby approves the form and amount of bond with due consideration to all relevant factors including, but not limited to (1) the value of the aggregate assets of the Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (3) the nature of the securities in the Fund's portfolio.


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Dominion Funds, Inc.
Rule 17g-1(g)(1)
A premium has been paid for Fidelity Bond coverage for Shepherd Large Cap Growth Fund for the period September 22, 2007 to September 22, 2008.